Exhibit 99.1

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2025

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2025

TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position	1-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows	5-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	7-13

i

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		3,536	3,178
Deposits with banking corporations		28	26
Trade receivables, net		980	1,144
Other current assets		385	191
Inventory		3,359	3,115
Total current assets		8,288	7,654

NON-CURRENT ASSETS:
Property, plant & equipment, net		168	161
Long-term deposits		85	77
Right of use assets		968	899
Total non-current assets		1,221	1,137

TOTAL ASSETS		9,509	8,791

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Lease liabilities – current		131	100
Trade payables		662	1,154
Other accounts payables		1,130	1,147
Total current liabilities		1,923	2,401

NON-CURRENT LIABILITIES:
Lease liabilities		943	808
Liabilities for employee benefits, net		39	35
Total non-current liabilities		982	843

SHAREHOLDERS’ EQUITY:

Premium and other capital reserves		29,318	26,625
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(24,256)	(22,620)
Total shareholders’ equity		6,604	5,547

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,509	8,791

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Unaudited Interim Condensed Consolidated Statements of Comprehensive loss

U.S. dollars (in thousands), except for EPS data

		For the six-month period ended June 30
	Note	2025	2024

Revenue	4	2,265	5,356
Cost of Revenue		1,452	2,706
Gross profit		813	2,650

Research and development expenses		384	259
Selling and marketing expenses		539	699
General and administrative expenses		1,499	1,425
Operating Profit (Loss)		(1,609)	267

Listing expenses		-	879
Finance Expenses		65	232
Finance Income		38	148
Loss before income taxes		(1,636)	(696)
Income taxes expenses		-	-
Net Loss for the period		(1,636)	(696)

Amounts that shall not be subsequently reclassified to profit and loss:
Loss from remeasurement of defined benefit plans		-	-
Total comprehensive loss for the period		(1,636)	(696)

Basic loss per share	6	(0.2736)	(0.1358)
Weighted average of the number of ordinary shares used to calculate basic loss per share		5,980,013	5,123,789

Diluted loss per share	6	(0.2736)	(0.1358)
Weighted average of the number of ordinary shares used to calculate diluted loss per share		5,980,013	5,123,789

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands)

For the six-month period ended June 30, 2025

	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2025	26,625	1,542	(22,620)	5,547

Exercise of options	49	-	-	49
Issuance of common stock, net	2,392	-	-	2,392
Share-based compensation	252	-	-	252
Total comprehensive loss	-	-	(1,636)	(1,636)
Balance as of June 30, 2025	29,318	1,542	(24,256)	6,604

For the six-month period ended June 30, 2024

	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2024	20,952	1,542	(20,273)	2,221
Issuance of common stock in the IPO, net of underwriting Commission and offering costs	4,254	-	-	4,254
Share-based compensation	428	-	-	428
SAFE conversion	409	-	-	409
Total comprehensive loss	-	-	(696)	(696)
Balance as of June 30, 2024	26,043	1,542	(20,969)	6,616

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	For the six-month period ended June 30
	2025	2024
Cash flows from operating activities:
Net Loss	(1,636)	(696)
Adjustments Required to Present Cash Flows from Operating Activities:
Depreciation and amortization	105	54
Increase (decrease) in liability for employee benefits, net	4	(1)
Other finance expenses, net	(17)	20
Share-based compensation	252	428
	344	501
Changes in asset and liability line items:
Decrease (increase) in trade receivables	164	392
Decrease (increase) in other current assets	(289)	114
Decrease (increase) in inventory	(244)	(95)
Increase (Decrease) in trade payables	(492)	(368)
Increase (Decrease) in other accounts payables	(17)	(488)
	(878)	(445)
Net cash provided by (used in) operating activities	(2,170)	(640)
Cash flow from investing activities
Increase in long-term bank deposit	-	(10)
Increase in long-term deposit others	(8)	(50)
Purchase of marketable securities, net	33	(2,961)
Purchase of property, plant and equipment	(26)	(42)
Net cash used in investing activities	(1)	(3,063)
Cash flows from financing activities
Repayment of loans from related parties	-	(32)
Repayment of warrants to Bank Mizrahi	-	(165)
Repayment of loans from banking corporations	-	(39)
Repayment to former shareholders	-	(250)
Exercise of stock options	49	-
Issuance of Ordinary Shares, net	2,487	-
Issuance of Ordinary Shares in the IPO, net	-	4,324
Repayment of lease liabilities	(73)	(33)
Net cash provided by (used in) financing activities	2,463	3,805
Exchange rate differentials for cash and cash equivalent balances	66	(2)
Increase in cash and cash equivalents	358	100
Cash and cash equivalents balance at the beginning of the year	3,178	568
Cash and cash equivalents balance at the end of the year	3,536	668

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	For the six-month period ended June 30
	2025	2024

Appendix A - Cash paid and received during the year for:

Interest paid	34	3

Appendix B – Material activities not involving cash flows:

Recognition of right-of-use asset against a lease liability	155	-
Prepaid issuance cost	95	-
SAFE conversion	-	456

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 1 – GENERAL

A.	Silynxcom Ltd. was incorporated in Israel on August 22, 2021, as a privately held company. As part of a restructuring carried out by Silynxcom Ltd. on August 26, 2021, Silynxcom Ltd. became the parent company of Source of Sound Ltd. and Silynx Communications Inc. (all together, hereinafter: “the Company”). Silynxcom Ltd.’s registered offices are located at 7 Giborei Israel St., Netanya, Israel.

The Company is engaged, through Silynx Communications Inc. and Source of Sound Ltd., in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses (including radios used by groups such as security forces, law enforcement, and rescue forces.). As part of its activity, the Company manufactures and develops speech and audio systems that include single and dual-sided communication systems integrated into headsets and intended for the personal use of those serving in armies, security and rescue forces, and law enforcement forces in Israel and across the world.

On January 17, 2024, the Company closed its initial public offering of 1,250,000 of its ordinary, no par value, of the Company (the “Ordinary Shares”) at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs (the “IPO”). On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2,900 (See also Note 3).

B.	The effect of the 2023-2025 Israel wars

The Company is incorporated under the laws of the State of Israel, and the Company’s principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets which resulted in extensive deaths, injuries and kidnapping of civilians and soldiers, following which Israel’s security cabinet declared war against Hamas. Since October 7, 2023, Israel has also been militarily engaged with Hezbollah on the border between Lebanon and northern Israel, the Houthi movement based in Yemen and with the Islamic Republic of Iran. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on the Company’s business and operations.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 1 – GENERAL (cont.)

B.	The effect of the 2023-2025 Israel wars (cont.)

While none or some of the Company’s supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and the Company’s ability to effectively conduct the Company’s operations.

In connection with the regional hostilities, Israeli military reservists have been drafted to perform military service. One of the Company’s employees has been called up to reserve duty as of the date of these Consolidated Financial Statements, there can be no assurance that at least he or another of the Company’s employees will not be called on to military service again. In addition, the Company relies on service providers located in Israel and the Company’s employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of the date of these Consolidated Financial Statements, any impact as a result of the number of absences of the Company’s personnel and personnel at its service providers or counterparties located in Israel has been manageable.

However, military service call-ups that result in absences of personnel from its service providers or contractual counterparties in Israel may disrupt its operations and absences for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect its operations and results of operations. The Company’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that caused by terrorist attacks or acts of war, the Company cannot guarantee that this government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm its results of operations.

In June 2025, a significant escalation in hostilities occurred between Israel and Iran, resulting in widespread military operations. On June 24, 2025, Israel and Iran agreed on an immediate ceasefire.

Since October 7, 2023 the Company has experienced a significant increase in demand for its products from the Israel Defense Forces. This increase moderated during 2025.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 2 – MATERIAL ACCOUNTING POLICIES:

Basis of preparation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2024 annual consolidated financial statements (the “2024 Financial Statements”). The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2024 Financial Statements.

Basis of measurement

These Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

a.	On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2.9 million, and $2.6 million after deducting underwriting discounts and offering expenses. All of the Ordinary Shares were offered by the Company. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 193,500 ordinary shares to cover over-allotments, at the public offering price, less underwriting discounts and commissions. The option was not exercised.

b.	On February 27, 2025, the Company granted 106,812 options to its employee with an exercise price of $3.97 per option. The options are exercisable to shares in a 1:1 ratio. The options will vest over a period of 3 years. The fair value of the aforesaid options was estimated on their award date at $168,782, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($)	3.75
Exercise price (in $) (*)	3.97
Expected volatility in the Company’s share price	40.48%
Expected life of the warrants (in years)	5
Risk-free interest	4%

(*)	In August 2025, subsequent the balance sheet date, The Company’s revised the exercise price for the granted options to 1.8 USD.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 4 – REVENUE:

	For six months ended June 30,
	2025	2024
Breakdown of revenue by geography
Israel	1,720	3,613
Europe	108	242
Asia	55	943
USA	380	558
Other	2	-
	2,265	5,356

Revenue by product group:
In-Ear Headset systems	1,008	3,389
SST Headset systems	1,197	1,655
Other	60	312
	2,265	5,356

	For six months ended June 30,
	2025	2024
Revenues from key customers, each of which is responsible for 10% or more of the total revenues reported in the Consolidated Financial Statements:
Customer 1	1,178	2,032
Customer 2	139	943
Customer 3	-	752
	1,317	3,727

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 4 – REVENUE (cont.)

	June 30,	December 31,
	2025	2024
Trade receivables balance from key customers:
Customer 1	583	648
Customer 2	176	365
Customer 3	-	-
	759	1,013

The Company operates in one operating segment. The Company’s chief operating decision-maker (the chief executive officer of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. The chief operating decision-maker oversees revenue, gross profit and operating income.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 5 – RELATED PARTIES:

A.	Balances with related parties

	June 30,	December 31,
	2025	2024
Accounts payable and accruals (included in employees and liabilities in respect thereof)	62	122

B.	Benefits to related parties

	For the six months ended June 30,
	2025	2024
Payroll and related expenses in respect of employed related parties (*)	358	349
Number of related parties	3	3

C.	Benefits to senior officers

	For the six months ended June 30,
	2025	2024

Short-term benefits (*)	429	602
No. of recipients	3	3

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 6 – EARNINGS (LOSS) PER SHARE:

	For the six months ended June 30,
	2025	2024
Weighted average of the number of ordinary shares used to calculate basic earnings per share	5,980	5,124

Weighted average of the number of ordinary shares used to calculate diluted earnings per share	5,980	5,124

The loss used in calculation	1,636	696